EXHIBIT 15.1

Graystone Company Announces Acquisition of Additional Bitcoin Mining Equipment Doubling Its Current Mining Capacity

Fort Lauderdale, FL – August 3, 2021 – Graystone Company, Inc. (OTC: GYST) announced today that is has acquired an additional 1,000 Terrahash (TH/s) increasing its current mining capacity to 2,130 TH/s. The Company is working with its suppliers to acquire an additional equipment for October delivery.

The 2,130 TH/s is expected to generate 0.01847362 BTC (or $730.58) per day or $263,009 per year.* The acquisition cost was $49,450.  The equipment will be hosted in the United States and is expected to be delivered and fully set-up by October 31, 2021.  The cost of maintenance and power for the company’s mining operations is expected to be at a rate of $1.69 per TH/s per month ($1,690 per month for the 1,000 TH/s).

The company has provided a video of a mining dashboard that will be similar to what will be live streamed on our website beginning in September.  This video is for demonstration purposes only and can be found on our Twitter page at:  https://twitter.com/TheGraystoneco. The video serves as a good example of how mining power fluctuates throughout the day.

In addition to the dashboard, we have previously provided our Bitcoin wallet address, allowing shareholders to see the transactions from the Company’s mining operations and the balance in the wallet.  The wallet can be found on our website at https://www.thegraystonecompany.com/blockchain. By providing real time data via the wallet address and live streaming the mining dashboard, the company endeavors to provide as much transparency as possible to its shareholders as it relates to our Bitcoin Mining operations.

Graystone Company launched its Bitcoin Mining divsion on May 20, 2021 and is working towards its goal of acquiring 50,000 TH/s in 2021 and 1,000,000 TH/s by 2024.  Further details will be forthcoming.

*Calculated using: https://novablock.com/calculator as of July 29, 2021. These calculations are subject to change based on increases in price for equipment, costs for power, changes in mining difficulty, and/or fluctuation in price per BTC.  Assumptions: Mining difficulty: 14496442856349.12 and BTC Price of $39,547.00

About The Graystone Company, Inc.
Graystone Company operates two divisions:  A Bitcoin BTC mining operation and a Wellness, Longevity and Anti-Aging product line.  The Graystone Company, Inc. (OTC PINK:GYST) is headquartered in Fort Lauderdale, FL., and can be contacted at www.thegraystonecompany.com or by phone @ (954) 271-2704.

Corporate Website: www.thegraystonecompany.com

Corporate Twitter: https://twitter.com/TheGraystoneco

Graystone Mining Twitter: https://twitter.com/Graystonemining

Notice Regarding Forward-Looking Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate.

For more information:

Graystone Company

Email: info@thegraystonecompany.com

Phone: (954) 271-2704